# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lionsgate Studios Corp., CIK 0002052959
CUSIP: 53626N102
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 250 Howe Street, 20th Floor, Vancouver, British Columbia, Canada (Federal Level) (Z4), V6C 3R8
Date of event which requires filing of this statement: 07/08/2026
Filed by CIK 0001277742
Persons authorized to receive notices and communications: Janet Yeung, MHR Fund Management LLC, 40 West 57th Street, Floor 24, New York, New York (NY), 10019, (212) 262-0005

## Reporting persons
- MHR INSTITUTIONAL PARTNERS III LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- MHR INSTITUTIONAL ADVISORS III LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 11,154,680; shared voting power 0; sole dispositive power 11,154,680; shared dispositive power 0; aggregate amount beneficially owned 11,154,680 (3.8% of the class)
- MHR SUN GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 16,476,843; shared voting power 0; sole dispositive power 16,476,843; shared dispositive power 0; aggregate amount beneficially owned 16,476,843 (5.7% of the class)
- The Rachesky Revocable Trust: type of reporting person: other (OO); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 16,476,843; shared voting power 0; sole dispositive power 16,476,843; shared dispositive power 0; aggregate amount beneficially owned 16,476,843 (5.7% of the class)
- MHR FUND MANAGEMENT LLC (CIK 0001277742): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 37,648,498; shared voting power 0; sole dispositive power 37,648,498; shared dispositive power 0; aggregate amount beneficially owned 37,648,498 (13% of the class)
- MHR HOLDINGS LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 37,648,498; shared voting power 0; sole dispositive power 37,648,498; shared dispositive power 0; aggregate amount beneficially owned 37,648,498 (13% of the class)
- Mark H. Rachesky, M.D.: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 37,910,710; shared voting power 0; sole dispositive power 37,910,710; shared dispositive power 0; aggregate amount beneficially owned 37,910,710 (13% of the class)
  Comment: The amounts listed above do not include (A) 7,035,969 Common Shares held by the Liberty Global Parties, of which the reporting persons may be deemed to have beneficial ownership as a result of the Liberty Global Voting Agreement or (B) 37,548,125 Common Shares held by the Liberty Entities, of which the reporting persons may be deemed to have beneficial ownership as a result of the Liberty77 Voting Agreement. See Item 5 and Item 6 of this Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: Lionsgate Studios Corp.
Address of issuer's principal executive offices: 250 Howe Street, 20th Floor, Vancouver, British Columbia, Canada (Federal Level) (Z4), V6C 3R8
Comment: This statement on Schedule 13D (this "Statement") amends and supplements, as Amendment No. 2 ("Amendment No 2"), the Schedule 13D filed on May 8, 2025 (the "Original Schedule 13D") and Amendment No 1 to the Schedule 13D filed on January 27, 2026 ("Amendment No 1" and together with the Original Schedule 13D and Amendment No 2, the "Schedule 13D") and relates to Common Shares, no par value per share (the "Common Shares"), of Lionsgate Studios Corp. (the "Issuer"), a British Columbia, Canada corporation with principal offices located at 250 Howe Street, 20th Floor, Vancouver, British Columbia V6C 3R8 and 2700 Colorado Avenue, Santa Monica, California 90404. Except as otherwise provided, capitalized terms used in this Statement but not defined herein shall have the respective meanings given to such terms in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 is hereby amended and restated as follows.

(a) This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(1) MHR Institutional Partners III LP, a Delaware limited partnership ("Institutional Partners III");
(2) MHR Institutional Advisors III LLC, a Delaware limited liability company ("Institutional Advisors III");
(3) MHR Sun GP LLC, a Delaware limited liability company ("MHR Sun GP");
(4) The Rachesky Revocable Trust, a New York trust (the "Trust");
(5) MHR Fund Management LLC, a Delaware limited liability company ("Fund Management");
(6) MHR Holdings LLC, a Delaware limited liability company ("MHR Holdings"); and
(7) Mark H. Rachesky, M.D. ("Dr. Rachesky").

This Statement relates to securities beneficially owned by each of MHR Capital Partners Master Account LP, a limited partnership organized in Anguilla, British West Indies ("Master Account"), MHR Capital Partners (100) LP ("Capital Partners (100)"), MHR Institutional Partners IV LP ("Institutional Partners IV"), MHR LION Holdco A LP ("LION Holdco A"), MHR LION Holdco B LP ("LION Holdco B"), MHR LION SubHoldco A LP ("Lion SubHoldco A"); MHR LION SubHoldco B LP ("Lion SubHoldco B"); MHR Sun II LP ("MHR Sun II"); MHR Sun IIA LP ("MHR Sun IIA"); MHR Sun III LP ("MHR Sun III"); and Dr. Rachesky, each (other than Master Account and Dr. Rachesky) a Delaware limited partnership.

MHR Advisors LLC, a Delaware limited liability company ("Advisors") is the general partner of each of Master Account and Capital Partners (100), and in such capacity, may be deemed to beneficially own the Common Shares beneficially owned by each of Master Account and Capital Partners (100). MHRC LLC, a Delaware limited liability company ("MHRC") is the managing member of Advisors and, in such capacity, may be deemed to beneficially own any Common Shares that are deemed to be beneficially owned by Advisors. MHR Institutional Advisors II LLC, a Delaware limited liability company ("Institutional Advisors II"), is the general partner of each of MHR Sun II and MHR Sun IIA and, in such capacity, may be deemed to beneficially own the Common Shares beneficially owned by each of MHR Sun II and MHR Sun IIA. MHRC II LLC, a Delaware limited liability company ("MHRC II"), is the managing member of Institutional Advisors II and, in such capacity, may be deemed to beneficially own any Common Shares that are deemed to be beneficially owned by Institutional Advisors II. Institutional Advisors III is the general partner of Institutional Partners III and MHR Sun III, and, in such capacity, may be deemed to beneficially own the Common Shares beneficially owned by Institutional Partners III and MHR Sun III. MHR Institutional Advisors IV LLC, a Delaware limited liability company ("Institutional Advisors IV") is the general partner of Institutional Partners IV, and, in such capacity, may be deemed to beneficially own the Common Shares beneficially owned by Institutional Partners IV. MHR Sun GP is the general partner of LION Holdco A, LION Holdco B, LION SubHoldco A and LION SubHoldco B and, in such capacity, may be deemed to beneficially own the Common Shares beneficially owned by each of LION Holdco A, LION Holdco B, LION SubHoldco A and LION SubHoldco B. The Trust is the managing member of MHR Sun GP and, in such capacity, may be deemed to beneficially own any Common Shares that are deemed to be beneficially owned by MHR Sun GP. Fund Management is a Delaware limited liability company that is an affiliate of and has an investment management agreement with Master Account, Capital Partners (100), Institutional Partners III, Institutional Partners IV, LION Holdco A, LION Holdco B, LION SubHoldco A, LION SubHoldco B, MHR Sun II, MHR Sun IIA, MHR Sun III and other affiliated entities, pursuant to which it has the power to vote or direct the vote and to dispose or to direct the disposition of the Common Shares reported herein and, accordingly, Fund Management may be deemed to beneficially own the Common Shares reported herein which are beneficially owned by each of Master Account, Capital Partners (100), Institutional Partners III, Institutional Partners IV, LION Holdco A, LION Holdco B, LION SubHoldco A, LION SubHoldco B, MHR Sun II, MHR Sun IIA and MHR Sun III. MHR Holdings, a Delaware limited liability company, is the managing member of Fund Management and, in such capacity, may be deemed to beneficially own any Common Shares that are deemed to be beneficially owned by Fund Management. Dr. Rachesky is the managing member of MHRC, MHRC II, Institutional Advisors III, Institutional Advisors IV and MHR Holdings, and is the sole trustee of the Trust and, in such capacity, may be deemed to beneficially own the Common Shares held for the accounts of each of Master Account, Capital Partners (100), Institutional Partners III, Institutional Partners IV, LION Holdco A, LION Holdco B, LION SubHoldco A, LION SubHoldco B, MHR Sun II, MHR Sun IIA and MHR Sun III.
Residence or business address: Each Reporting Person's principal business address is 40 West 57th Street, Floor 24, New York, NY, 10019.
Present principal occupation or employment: (1) The principal business of Institutional Partners III is investment in securities. (2) Institutional Advisors III is a Delaware limited liability company and the general partner of Institutional Partners III and MHR Sun III. The principal business of Institutional Advisors III is to provide management and advisory services to Institutional Partners III and MHR Sun III. (3) MHR Sun GP is the general partner of LION Holdco A, LION Holdco B, LION SubHoldco A and LION SubHoldco B. The principal business of MHR Sun GP is to provide management and advisory services to LION Holdco A, LION Holdco B, LION SubHoldco A, LION SubHoldco B and other affiliated entities. (4) The Trust is the managing member of MHR Sun GP. The principal business of the Trust is to serve as an asset holding vehicle. (5) The principal business of Fund Management is to provide management and advisory services to Master Account, Capital Partners (100), Institutional Partners III, Institutional Partners IV, LION Holdco A, LION Holdco B, LION SubHoldco A, LION SubHoldco B, MHR Sun II, MHR Sun IIA, MHR Sun III and other affiliated entities. (6) MHR Holdings is a Delaware limited liability company and the managing member of Fund Management. The principal business of MHR Holdings is to serve as the managing member of Fund Management. (7) Dr. Rachesky is the managing member of MHRC, MHRC II, Institutional Advisors III, Institutional Advisors IV and MHR Holdings and is the sole trustee of the Trust. The principal occupation of Dr. Rachesky, a United States citizen, is investment management.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been convicted in a criminal proceeding.
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been a party to any civil proceeding of a judicial or administrative body as a result of which he or it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: Institutional Partners III, Institutional Advisors III, MHR Sun GP, Fund Management, and MHR Holdings are organized under the laws of the State of Delaware. The Trust is organized under the laws of the State of New York. Dr. Rachesky is a United States citizen.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and restated as follows.

All of the Common Shares reported on this Schedule 13D were acquired for investment purposes. The Reporting Persons intend to review their holdings in the Issuer on a continuing basis and as part of this ongoing review to evaluate various alternatives that are or may become available with respect to the Issuer and its securities. Except as otherwise set forth in this Schedule 13D, neither the Reporting Persons nor, to the best of their knowledge, any of the other persons identified in response to Item 2 hereof, has any plans or proposals that relate to or would result in the occurrence of any of the transactions described in subparagraphs (b) through (j) of Item 4 of Schedule 13D.

(a) The Reporting Persons may from time to time and at any time (in accordance with any trading policy of the Issuer or its subsidiaries and affiliates that may then be applicable to the Reporting Persons) in their sole discretion acquire, or cause to be acquired, additional equity or debt securities or other instruments of the Issuer, its subsidiaries or affiliates, or dispose, or cause to be disposed, such equity or debt securities or instruments, in any amount that the Reporting Persons may determine in their sole discretion, through public or private transactions or otherwise.

The Reporting Persons reserve the right to and may, from time to time and at any time, in their sole discretion, formulate and implement other purposes, plans or proposals regarding the Issuer or any of its subsidiaries or affiliates or any of their equity or debt securities or instruments that relate to or would result in the occurrence of any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D as the Reporting Persons may deem advisable in their sole discretion. The information set forth in this Item 4 is subject to change from time to time and at any time, and there can be no assurances that any of the Reporting Persons will or will not take, or cause to be taken, any of the actions described above or any similar actions.

Item 6 to this Schedule 13D is hereby incorporated by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated as follows.

The percentages set forth below are calculated based on 290,633,610 Common Shares outstanding as of May 18, 2026, as reported the Issuer's Form 10-K filed on May 27, 2026.

(a)(i) Master Account may be deemed to be the beneficial owner of 2,385,199 Common Shares held for its own account (approximately 0.8% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(ii) Capital Partners (100) may be deemed to be the beneficial owner of 310,381 Common Shares held for its own account (approximately 0.1% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(iii) Advisors may be deemed to be the beneficial owner of 2,695,580 Common Shares (approximately 0.9% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 2,385,199 Common Shares held for the account of Master Account and (B) 310,381 Common Shares held for the account of Capital Partners (100).

(iv) MHRC may be deemed to be the beneficial owner of 2,695,580 Common Shares (approximately 0.9% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Common
Shares otherwise described in Item 5(a)(iii) by virtue of MHRC's position as the managing member of Advisors.

(v) MHR Sun II may be deemed to be the beneficial owner of 797,526 Common Shares held for its own account (approximately 0.3% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(vi) MHR Sun IIA may be deemed to be the beneficial owner of 1,916,271 Common Shares held for its own account (approximately 0.7% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(vii) Institutional Advisors II may be deemed to be the beneficial owner of 2,713,797 Common Shares (approximately 0.9% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 797,526 Common Shares held for the account of MHR Sun II and (B) 1,916,271 Common Shares held for the account of MHR Sun IIA.

(viii) MHRC II may be deemed to be the beneficial owner of 2,713,797 Common Shares (approximately 0.9% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Common Shares otherwise described in Item 5(a)(vii) by virtue of MHRC II's position as the managing member of Institutional Advisors II.

(ix) Institutional Partners III may be deemed to be the beneficial owner of 0 Common Shares held for its own account (approximately 0.0% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(x) MHR Sun III may be deemed to be the beneficial owner of 11,154,680 Common Shares held for its own account (approximately 3.8% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(xi) Institutional Advisors III may be deemed to be the beneficial owner of 11,154,680 Common Shares (approximately 3.8% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of 11,154,680 Common Shares held for the account of MHR Sun III.

(xii) MHR LION SubHoldco A may be deemed to be the beneficial owner of 499,765 Common Shares held for its own account (approximately 0.2% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(xiii) MHR LION SubHoldco B may be deemed to be the beneficial owner of 11,755,412 Common Shares held for its own account (approximately 4.0 % of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(xiv) MHR LION Holdco A may be deemed to be the beneficial owner of 172,159 Common Shares held for its own account (approximately 0.1% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(xv) MHR LION Holdco B may be deemed to be the beneficial owner of 4,049,507 Common Shares held for its own account (approximately 1.4% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(xvi) MHR Sun GP may be deemed to be the beneficial owner of 16,476,843 Common Shares (approximately 5.7% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 499,765 Common Shares held for the account of MHR LION SubHoldco A, (B) 11,755,412 Common Shares held for the account of MHR LION SubHoldco B, (C) 172,159 Common Shares held for the account of MHR LION Holdco A and (D) 4,049,507 Common Shares held by the account of MHR LION Holdco B.

(xvii) The Trust may be deemed to be the beneficial owner of 16,476,843 Common Shares (approximately 5.7% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Common Shares otherwise described in Item 5(a)(xvi) by virtue of the Trust's position as the managing member of MHR Sun GP.

(xviii) Institutional Partners IV may be deemed to be the beneficial owner of 4,607,598 Common Shares held for its own account (approximately 1.6% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(xix) Institutional Advisors IV may be deemed to be the beneficial owner of 4,607,598 Common Shares (approximately 1.6% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of 4,607,598 Common Shares held for the account of Institutional Partners IV.

(xx) Fund Management may be deemed to be the beneficial owner of 37,648,498 Common Shares (approximately 13.0% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Common Shares otherwise described in this Item 5 by virtue of Fund Management's investment management agreement with Master Account, Capital Partners (100), Institutional Partners IV, LION Holdco A, LION Holdco B, LION SubHoldco A, LION SubHoldco B, MHR Sun II, MHR Sun IIA and MHR Sun III.

(xxi) MHR Holdings may be deemed to be the beneficial owner of 37,648,498 Common Shares (approximately 13.0% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Common Shares otherwise described in this Item 5 by virtue of MHR Holding's position as the managing member of Fund Management.

(xxii) Dr. Rachesky may be deemed to be the beneficial owner of 37,910,710 Common Shares (approximately 13.0% of the total number of shares of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (a) all of the Common Shares otherwise described in this Item 5 by virtue of Dr. Rachesky's position as the managing member of each of MHRC, MHRC II, Institutional Advisors III, Institutional Advisors IV and MHR Holdings and the sole trustee of the Trust and (b) 262,212 Common Shares held directly. In addition, Dr. Rachesky holds 20,107 restricted share units.
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) Master Account may be deemed to have (x) the sole power to direct the disposition of 2,385,199 Common Shares which may be deemed to be beneficially owned by Master Account as described above, and (y) the sole power to direct the voting of 2,385,199 Common Shares which may be deemed to be beneficially owned by Master Account as described above.

(ii) Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 310,381 Common Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above, and (y) the sole power to direct the voting of 310,381 Common Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above.

(iii) Advisors may be deemed to have (x) the sole power to direct the disposition of 2,695,580 Common Shares which may be deemed to be beneficially owned by Advisors as described above, and (y) the sole power to direct the voting of 2,695,580 Common Shares which may be deemed to be beneficially owned by Advisors as described above.

(iv) MHRC may be deemed to have (x) the sole power to direct the disposition of 2,695,580 Common Shares which may be deemed to be beneficially owned by MHRC as described above, and (y) the sole power to direct the voting of 2,695,580 Common Shares which may be deemed to be beneficially owned by MHRC as described above.

(v) MHR Sun II may be deemed to have (x) the sole power to direct the disposition of 797,526 Common Shares which may be deemed to be beneficially owned by MHR Sun II as described above, and (y) the sole power to direct the voting of 797,526 Common Shares which may be deemed to be beneficially owned by MHR Sun II as described above.

(vi) MHR Sun IIA may be deemed to have (x) the sole power to direct the disposition of 1,916,271 Common Shares which may be deemed to be beneficially owned by MHR Sun IIA as described above, and (y) the sole power to direct the voting of 1,916,271 Common Shares which may be deemed to be beneficially owned by MHR Sun IIA as described above.

(vii) Institutional Advisors II may be deemed to have (x) the sole power to direct the disposition of 2,713,797 Common Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above, and (y) the sole power to direct the voting of 2,713,797 Common Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above.

(viii) MHRC II may be deemed to have (x) the sole power to direct the disposition of 2,713,797 Common Shares which may be deemed to be beneficially owned by MHRC II as described above, and (y) the sole power to direct the voting of 2,713,797 Common Shares which may be deemed to be beneficially owned by MHRC II as described above.

(ix) Institutional Partners III may be deemed to have (x) the sole power to direct the disposition of 0 Common Shares which may be deemed to be beneficially owned by Institutional Partners III as described above, and (y) the sole power to direct the voting of 0 Common Shares which may be deemed to be beneficially owned by Institutional Partners III as described above.

(x) MHR Sun III may be deemed to have (x) the sole power to direct the disposition of 11,154,680 Common Shares which may be deemed to be beneficially owned by MHR Sun III as described above, and (y) the sole power to direct the voting of 11,154,680 Common Shares which may be deemed to be beneficially owned by MHR Sun III as described above.

(xi) Institutional Advisors III may be deemed to have (x) the sole power to direct the disposition of 11,154,680 Common Shares which may be deemed to be beneficially owned by Institutional Advisors III as described above, and (y) the sole power to direct the voting of 11,154,680 Common Shares which may be deemed to be beneficially owned by Institutional Advisors III as described above.

(xii) MHR LION SubHoldco A may be deemed to have (x) the sole power to direct the disposition of 499,765 Common Shares which may be deemed to be beneficially owned by MHR LION SubHoldco A as described above, and (y) the sole power to direct the voting of 499,765 Common Shares which may be deemed to be beneficially owned by MHR LION SubHoldco A as described above.

(xiii) MHR LION SubHoldco B may be deemed to have (x) the sole power to direct the disposition of 11,755,412 Common Shares which may be deemed to be beneficially owned by MHR LION SubHoldco B as described above, and (y) the sole power to direct the voting of 11,755,412 Common Shares which may be deemed to be beneficially owned by MHR LION SubHoldco B as described above.

(xiv) MHR LION Holdco A may be deemed to have (x) the sole power to direct the disposition of 172,159 Common Shares which may be deemed to be beneficially owned by MHR LION Holdco A as described above, and (y) the sole power to direct the voting of 172,159 Common Shares which may be deemed to be beneficially owned by MHR LION Holdco A as described above.

(xv) MHR LION Holdco B may be deemed to have (x) the sole power to direct the disposition of 4,049,507 Common Shares which may be deemed to be beneficially owned by MHR LION Holdco B as described above, and (y) the sole power to direct the voting of 4,049,507 Common Shares which may be deemed to be beneficially owned by MHR LION Holdco B as described above.

(xvi) MHR Sun GP may be deemed to have (x) the sole power to direct the disposition of 16,476,843 Common Shares which may be deemed to be beneficially owned by MHR Sun GP as described above, and (y) the sole power to direct the voting of 16,476,843 Common Shares which may be deemed to be beneficially owned by MHR Sun GP as described above.

(xvii) The Trust may be deemed to have (x) the sole power to direct the disposition of 16,476,843 Common Shares which may be deemed to be beneficially owned by the Trust as described above, and (y) the sole power to direct the voting of 16,476,843 Common Shares which may be deemed to be beneficially owned by the Trust as described above.

(xviii) Institutional Partners IV may be deemed to have (x) the sole power to direct the disposition of 4,607,598 Common Shares which may be deemed to be beneficially owned by Institutional Partners IV as described above, and (y) the sole power to direct the voting of 4,607,598 Common Shares which may be deemed to be beneficially owned by Institutional Partners IV as described above.

(xix) Institutional Advisors IV may be deemed to have (x) the sole power to direct the disposition of 4,607,598 Common Shares which may be deemed to be beneficially owned by Institutional Advisors IV as described above, and (y) the sole power to direct the voting of 4,607,598 Common Shares which may be deemed to be beneficially owned by Institutional Advisors IV as described above.

(xx) Fund Management may be deemed to have (x) the sole power to direct the disposition of 37,648,498 Common Shares which may be deemed to be beneficially owned by Fund Management as described above, and (y) the sole power to direct the voting of 37,648,498 Common Shares which may be deemed to be beneficially owned by Fund Management as described above.

(xxi) MHR Holdings may be deemed to have (x) the sole power to direct the disposition of 37,648,498 Common Shares which may be deemed to be beneficially owned by MHR Holdings as described above, and (y) the sole power to direct the voting of 37,648,498 Common Shares which may be deemed to be beneficially owned by MHR Holdings as described above.

(xxii) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of 37,910,710 Common Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above, and (y) the sole power to direct the voting of 37,910,710 Common Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above.

The Reporting Persons are required to vote the Common Shares in respect of certain matters in accordance with (i) the Voting and Standstill Agreement, dated May 6, 2025, by and between the Issuer, Fund Management and certain of its affiliated funds, Liberty Global Ventures Limited, a limited company organized under the laws of England and Wales ("Liberty Global") and Liberty Global Ltd., an exempted company limited by shares organized under the laws of Bermuda ("Liberty Parent" and together with Liberty Global, the "Liberty Global Parties") (the "Liberty Global Voting Agreement") and (ii) the Liberty77 Voting Agreement (as defined herein). See the description of the Liberty Global Voting Agreement in Item 6 of the Original Schedule 13D, and the Liberty77 Voting Agreement in Item 6 of Amendment No. 1, each of which is incorporated herein by reference.

The beneficial ownership information set forth above does not include any securities of the Issuer beneficially owned by the Liberty Global Parties, the Liberty77 Parties (as defined herein) or their affiliates (together, the "Other Parties"). As a result of the Liberty Global Investor Rights Agreement, the Liberty Global Voting Agreement, and the Liberty77 Voting Agreement, the Reporting Persons may be deemed to beneficially own and share voting and/or dispositive power over the Common Shares beneficially owned by the Other Parties and their respective affiliates.

Based on a Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on May 8, 2025, by the Liberty Global Parties, various funds affiliated with the Liberty Global Parties beneficially own an aggregate of 7,035,969 Common Shares (approximately 2.4% of the total number of Common Shares outstanding). Based on representations made by the Liberty 77 Entities in the Liberty77 Voting Agreement, various funds affiliated with the Liberty 77 Entities beneficially own an aggregate of 37,548,125 Common Shares (approximately 13.0% of the total number of Common Shares outstanding).

This Statement is not an admission or acknowledgment that the Reporting Persons constitute a "group" within the meaning of Rule 13d-5(b)(1) under the Act with any or all of the Other Parties.

Item 5(a) to this Schedule 13D is hereby incorporated by reference.
Transactions in the class effected during the past sixty days: See Item 6 of this Amendment No. 2.
Other persons with the right to receive dividends or sale proceeds:
(i) The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Shares held for the account of Master Account in accordance with their partnership interests in Master Account.

(ii) The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Shares held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).

(iii) The partners of MHR Sun II, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Shares held for the account of MHR Sun II in accordance with their partnership interests in MHR Sun II.

(iv) The partners of MHR Sun IIA, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Shares held for the account of MHR Sun IIA in accordance with their partnership interests in MHR Sun IIA.

(v) The partners of Institutional Partners III, including Institutional Advisors III, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Shares held for the account of Institutional Partners III in accordance with their partnership interests in Institutional Partners III.

(vi) The partners of MHR Sun III, including Institutional Advisors III, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Shares held for the account of MHR Sun III in accordance with their partnership interests in MHR Sun III.

(vii) The partners of Institutional Partners IV, including Institutional Advisors IV, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Shares held for the account of Institutional Partners IV in accordance with their partnership interests in Institutional Partners IV.

(viii) The partners of MHR LION SubHoldco A, including MHR Sun GP, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Shares held for the account of MHR LION SubHoldco A in accordance with their partnership interests in MHR LION SubHoldco A.

(ix) The partners of MHR LION SubHoldco B, including MHR Sun GP, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Shares held for the account of MHR LION SubHoldco B in accordance with their partnership interests in MHR LION SubHoldco B.

(x) The partners of MHR LION Holdco A, including MHR Sun GP, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Shares held for the account of MHR LION Holdco A in accordance with their partnership interests in MHR LION Holdco A.

(xi) The partners of MHR LION Holdco B, including MHR Sun GP, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Shares held for the account of MHR LION Holdco B in accordance with their partnership interests in MHR LION Holdco B.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: In connection with the consummation of the CV Transaction (as defined below), on July 8, 2026, Institutional Partners III and Institutional Advisors III each ceased to be the beneficial owner of more than five percent of the Common Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On July 8, 2026, MHR Institutional Partners II LP ("Institutional Partners II"), MHR Institutional Partners IIA LP ("Institutional Partners IIA") and Institutional Partners III (the "Participating MHR Funds") and certain other affiliated entities consummated a series of transactions (collectively, the "CV Transaction") whereby the Participating MHR Funds transferred the Common Shares held by them to certain continuation vehicles that continue to be controlled by Dr. Rachesky, Fund Management and entities under their control.

In connection with the CV Transaction, each limited partner in Institutional Partners II, Institutional Partners IIA and Institutional Partners III was offered the option to either (1) receive cash in respect of their indirect interests in Common Shares and indirect interests in another unrelated company (the "Other Portfolio Company Investment") held by such limited partner through the Participating MHR Funds or (2) rollover their indirect interests in Common Shares and the Other Portfolio Company Investment held by such limited partner through the Participating MHR Funds.

In connection with the consummation of the CV Transaction on July 8, 2026, certain Common Shares were transferred, through a series of related transactions steps, from Institutional Partners II, Institutional Partners IIA and Institutional Partners III to MHR LION Holdco A, MHR LION SubHoldco A, MHR LION Holdco B and MHR LION SubHoldco B. These transfers were made in respect of the indirect interests in Common Shares held by the limited partners of Institutional Partners II, Institutional Partners IIA and Institutional Partners III that elected to exercise the cash option described above. Each of MHR LION Holdco A, MHR LION SubHoldco A, MHR LION Holdco B and MHR LION SubHoldco B are newly formed special purpose vehicles managed by Fund Management and controlled by MHR Sun GP (as its general partner), which is in turn controlled by the Trust (as MHR Sun GP's managing member). MHR LION Holdco A, MHR LION SubHoldco A, MHR LION Holdco B and MHR LION SubHoldco B were indirectly funded by funds affiliated with RenWave Kore LLC (together with its affiliated funds, the "Lead Investor") and MHR Sun Holdings LP ("MHR Sun Holdings"), a holding company controlled by Dr. Rachesky.

The Common Shares transferred from Institutional Partners II to MHR Sun II, from Institutional Partners IIA to MHR Sun IIA and from Institutional Partners III to MHR Sun III were made in respect of the indirect interests in Common Shares held by the limited partners of Institutional Partners II, Institutional Partners IIA and Institutional Partners III that elected to exercise the rollover option described above. Each of MHR Sun II, MHR Sun IIA and MHR Sun III are managed by Fund Management and controlled by Institutional Advisors II (in the case of MHR Sun II and MHR Sun IIA) and Institutional Advisors III (in the case of MHR Sun III).

In connection with the consummation of the transactions contemplated by the CV Transaction, MHR Sun GP and a representative of the Lead Investor (the "Lead Investor Representative") entered into a side letter (the "Side Letter") that provides, among other things, as follows:

Beginning on the date that is ninety (90) days prior to the first shareholder meeting at which directors of the Issuer are elected following the closing of the CV Transaction, so long as (i) Fund Management has the right to designate three individuals to be appointed as a director on the board of directors of the Issuer pursuant to the LG Studios Investor Rights Agreement and (ii) MHR LION SubHoldco A or MHR LION SubHoldco B continue to hold any Common Shares, Fund Management has agreed to exercise its rights under the LG Studios Investor Rights Agreement to designate as an independent director to the board of directors of the Issuer one individual identified by the Lead Investor Representative who is approved by Fund Management, subject to the Issuer's and MHR's contractual rights and the Issuer's nomination and governance processes.

Without the prior written consent of the Lead Investor Representative (which will not be unreasonably withheld, conditioned or delayed), MHR Sun Feeder LP, a Delaware limited partnership ("Sun Feeder") (the entity which is controlled by MHR Sun GP as its general partner and through which the Lead Investor has made its indirect investment in the Common Shares and the other Portfolio Company Investment), will not enter into any agreement with a managing underwriter in any registered offering of Common Shares pursuant to which Sun Feeder would be prohibited from selling any Common Shares for a period of more than 120 days (other than in relation to agreements required by law, applicable securities regulations or pursuant to any agreements already in effect).

If the Minimum Liquidity Threshold (as described below) is not satisfied on or prior to the date that is three (3) months after the fifth anniversary of the closing of the CV Transaction, then MHR Sun GP is required to use reasonable best efforts to take such actions as are necessary or desirable in order to cause the Minimum Liquidity Threshold to be satisfied. If at the end of such period, the Minimum Liquidity Threshold has not been satisfied, then the Lead Investor Representative has the right to cause MHR LION SubHoldco A and MHR LION SubHoldco B to take certain actions to satisfy the Minimum Liquidity Threshold, including to sell Common Shares held by MHR LION SubHoldco A and MHR LION SubHoldco B. The "Minimum Liquidity Threshold" is a condition satisfied when the aggregate amount of proceeds distributed to the Lead Investor by Sun Feeder equals or exceeds an amount equal to 125% of the aggregate capital contributions of the Lead Investor to Sun Feeder.

In further connection with the consummation of the transactions contemplated by the CV Transaction, the terms of the amended and restated limited partnership agreement of MHR LION SubHoldco A (the "MHR LION SubHoldco A LPA") and the amended and restated limited partnership agreement of MHR LION SubHoldco B LPA (the "MHR LION SubHoldco B LPA") provides, among other things, that if at the six (6) month anniversary of the expiration of the term of the MHR LION SubHoldco A LPA and the term of the MHR LION SubHoldco B LPA, which is five (5) years from the closing of the CV Transaction (subject to an extension to seven (7) years upon the achievement of the Minimum Liquidity Threshold as described above on or prior to the 5th anniversary of such closing), MHR LION SubHoldco A or MHR LION SubHoldco B hold a material amount of unrealized investments, then, subject to certain exceptions, the Lead Investor Representative will have the right to give notice to MHR Sun GP requiring MHR Sun GP, in its discretion, to (i) appoint a qualified liquidator or (ii) to the extent permitted under applicable law, effect a distribution in kind of such investments to the Lead Investor. If the Lead Investor is unable to exercise the wind down right as described above, then the Lead Investor may assume control of MHR LION SubHoldco A and/or MHR LION SubHoldco B.

The foregoing descriptions of the Side Letter, the MHR LION SubHoldco A LPA and the MHR LION SubHoldco B LPA do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are attached hereto as Exhibit 99.1 through Exhibit 99.3 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Side Letter, dated July 8, 2026, by and between MHR Sun GP and affiliated funds of the Lead Investor.

99.2 Amended and Restated MHR LION SubHoldco A LPA, dated July 8, 2026, by and among MHR Sun GP, as the general partner, Ren Fund GP, LLC, a Delaware limited liability company as the special limited partner, MHR LION Holdco A and the other parties thereto.

99.3 Amended and Restated MHR LION SubHoldco B LPA, dated July 8, 2026, by and among MHR Sun GP, as the general partner, Ren Fund GP, LLC, a Delaware limited liability company as the special limited partner, MHR LION Holdco B and the other parties thereto.

99.4 Joint Filing Agreement, dated as of July 9, 2026, by and among MHR Sun GP, the Trust, Fund Management, MHR Holdings and Dr. Rachesky.

## Signatures
- MHR INSTITUTIONAL PARTNERS III LP: By: MHR Institutional Advisors III LLC, its General Partner, By: /s/ Janet Yeung, Janet Yeung/Authorized Signatory (07/09/2026)
- MHR INSTITUTIONAL ADVISORS III LLC: By: /s/ Janet Yeung, Janet Yeung/Authorized Signatory (07/09/2026)
- MHR SUN GP LLC: By: /s/ Janet Yeung, Janet Yeung/Authorized Signatory (07/09/2026)
- The Rachesky Revocable Trust: By: /s/ Mark H. Rachesky, Mark H. Rachesky/Trustee (07/09/2026)
- MHR FUND MANAGEMENT LLC: By: /s/ Janet Yeung, Janet Yeung/Authorized Signatory (07/09/2026)
- MHR HOLDINGS LLC: By: /s/ Janet Yeung, Janet Yeung/Authorized Signatory (07/09/2026)
- Mark H. Rachesky, M.D.: By: /s/ Janet Yeung, Attorney in Fact (07/09/2026)